

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Douglas L. Braunstein
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

  Re: JPMorgan Chase & Co.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed February 24, 2010
    Form 10-Q for the Quarterly Period Ended March 31, 2010
    Filed May 10, 2010
    File No. 001-05805

Dear Mr. Braunstein:

  We have reviewed your filing and your response letter dated May 19, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

General

1. It does not appear that you have filed "clean" opinions of counsel in connection with your ongoing sales of linked notes under your shelf registration statement (File No. 333-155535). Please advise us why "clean" opinions have not been filed, or if they have been filed, where they are located.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 30. Commitments and contingencies, page 230

2.   We note your response to prior comment 11 to our letter dated April 30, 2010 and your enhanced litigation-related disclosures on pages 164-170 of your March 31, 2010 Form 10-Q. It appears your threshold for disclosure is whether you can estimate "with confidence" what the eventual outcome of the pending matters will be. We do not believe that this criterion is consistent with the guidance in ASC 450. We also note that for the vast majority of litigation matters discussed you have not provided any discussion of the possible loss or range of possible loss, which appears unusual given the different stages of each of the litigation matters discussed below. Please revise your disclosure in future filings to either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible loss, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

Note 31. Off-Balance sheet lending-related financial instruments, guarantees and other commitments
Indemnifications for breaches of representations and warranties, page 233

3.   We note your disclosure on page 233 of your 2009 Form 10-K and pages 48 and 151 of your March 31, 2010 Form 10-Q. Please address the following:

• Revise future filings to disclose whether there is a particular time period that you have to respond to the repurchase request, and if so, what occurs if you do not timely respond.

• Revise future filings to disclose the level of unresolved claims existing at the balance sheet dates by claimant (GSE, monoline insurer, mortgage insurer, other). If this amount has grown over the periods for any claimant, please address any qualitative factors that are considered in your methodology to account for this fact.

• Tell us whether you have experienced additional repurchase requests in more recent periods from mortgage insurers, monoline insurers or other investors. If so, please tell us how you have increased the reserve related to these claimants and discuss how this additional reserve was established. As part of your response, please address the success rates you are experiencing with these claims.

• Revise future filings to disclose, by claimant, the unpaid principal balance related to investor demands that were resolved either by repurchasing the loan or reimbursing the investor for losses during the periods, and the fair value of the loans subject to these claims;

- Revise future filings to disclose which particular representations and warranty provisions are resulting in the most repurchases/reimbursements. As part of your revised disclosure, please address any trends in terms of losses associated with the various types of defects;

- Tell us whether the claims resulting are arising in greater part due to loans sourced from brokers or other mortgage companies. If so, tell us how this is factored into the estimation of your accrued liability.

- Revise future filings to address any trends or differences in your exposure to repurchase requests relative to others in your industry.

4.   We note your response to comment 10 to our letter dated April 30, 2010 and your enhanced disclosure on page 151 of your March 31, 2010 Form 10-Q in which you state that the Firm does not believe a "meaningful" range of reasonably possible loss (as defined by the relevant accounting literature) related to its repurchase liability can be determined for asserted and probable unasserted claims as of March 31, 2010. We do not believe this disclosure is consistent with the guidance in ASC 450 and continue to believe that, where a range of reasonably possible loss is estimable and the top of the range is in excess of the amount accrued, the range should be disclosed pursuant to ASC 450-20-50-3. Please revise your disclosure in future filings to provide such disclosure or tell us in greater detail why you believe it is not appropriate. In your response, consider your disclosure on page 48 of your March 31, 2010 Form 10-Q about the approximate $1.7 billion impact on your repurchase liability assuming a simultaneous 10% adverse change in each of the variables noted, and tell us how this relates to the range of reasonably possible loss.

Item 11. Executive Compensation
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis
General

5.   We note your discussion of risk with respect to your compensation programs throughout the proxy statement and it does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

6.   We are aware of the Federal Reserve's "horizontal review" of compensation practices at large, complex banking organizations. Taking into consideration any discussions you have had with other regulators, please confirm that you continue to believe that risks

arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

Relevant Marketplace, page 20

7.   In this section, you reference your market-based evaluation of compensation levels for the named executives. In future filings, please revise this section to identify your benchmarks and any components, including the companies in your comparison group. Please provide us with a draft of your proposed future disclosure as if it were included in this year's proxy statement.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Country Exposure, page 65

8.   We note your disclosure that the Firm's aggregate exposure to Greece, Portugal, Spain, Italy and Ireland is modest relative to the Firm's overall risk exposures, that a substantial portion of this exposure is secured by cash and securities collateral or is hedged, and that as a result you currently believe your exposure to these five countries in manageable. Please tell us the amount of sovereign and non-sovereign exposures in these countries as of March 31, 2010 and consider providing this aggregated data in all future filings beginning with your June 30, 2010 Form 10-Q. In addition, please provide us with an enhanced description of your process for measuring, managing and monitoring the risk of loss associated with these exposures, describe in more detail how you were able to categorize the overall exposure to these countries as "modest" and "manageable" and consider the need to include similarly enhanced disclosures in all future filings.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 16 - Goodwill and Other Intangible Assets, page 143

9.   We note your disclosure surrounding your goodwill impairment analysis and more specifically, the elevated risk for goodwill impairment associated with the RFS and Card Services reporting units. We also note your disclosure on page 31 that the management estimates that, as a result of continuing its phased implementation of the CARD Act during 2010, Card Services' annual net income may be adversely affected by approximately $500 million to $750 million. Please tell us the percentage by which the fair value of these reporting units exceeded the carrying value as of March 31, 2010 and provide similarly enhanced disclosure either here or in management's discussion and analysis in all future filings beginning with your June 30, 2010 Form 10-Q. Furthermore, in the interest of providing readers with better insight into management's judgment in estimating fair values of these reporting units and accounting for goodwill, and to enable readers to assess the probability of a future material goodwill impairment charge, please

tell us and revise future filings to provide enhanced disclosure surrounding your impairment analysis for these reporting units similar to and complementing that provided on page 130 of your December 31, 2009 Form 10-K. This could include but not be limited to a robust discussion of the degree of uncertainty associated with the key assumptions, providing specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time) and an enhanced description of potential events and / or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst